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                                                Filed Pursuant to Rule 424(b)(3)
                                                    Registration No. 333-05190-A


PROSPECTUS SUPPLEMENT
(To Prospectus dated October 28, 1998)

                         900,000 Shares of Common Stock
                     900,000 Common Stock Purchase Warrants

                             THRIFT MANAGEMENT, INC.

         By a Notice of Redemption dated October 29, 1998, Thrift Management, Inc. (the "Company") notified the record holders of the Company's outstanding redeemable warrants to purchase Common Stock (the "Warrants") that the Warrants will be redeemed as of 5:00 p.m. New York time on Monday, December 14, 1998. Due to an unexpected delay, the Notices were mailed to the holders of record of the Warrants on November 2, 1998. Accordingly, the Company has reduced the Warrant exercise price to $2.24 from $2.35.

         Each Warrant currently entitles the holder to purchase one share of the Company's Common Stock for $2.24 per share. The Company's Common Stock closed at $3.00 per share on the OTC Bulletin Board on Monday, November 2, 1998.

         After 5:00 p.m. New York time on Monday, December 14, 1998, the Warrants may no longer be exercised, there will be no market for the Warrants, and holders of the Warrants will be entitled to receive only the redemption price of $0.10 per Warrant.

         The Company's Warrant Agent is North American Transfer Co., 147 Merrick Road, Freeport, New York 11520, telephone: (516) 379-8501.









           The date of this Prospectus Supplement is November 3, 1998